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                              March 4, 2022

       Ezra Levine
       Chief Executive Officer
       Collectable Sports Assets, LLC
       333 Westchester Avenue, Suite W2100
       White Plains, NY 10604

                                                        Re: Collectable Sports
Assets, LLC
                                                            Post-qualification
Amendment No. 19 to Form 1-A
                                                            Filed February 11,
2022
                                                            File No. 024-11178

       Dear Mr. Levine:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment No. 19 to Form 1-A Filed February 11, 2022

       Use of Proceeds and Descriptions of Underlying Assets, page 34

   1.                                                   Your disclosure in this
section indicates that a number of consignment agreements for series currently being
offered have expired (see, e.g., #MAYS1957LADDERBASKET
                                                        and
#KAREEMPOINTSRECORDBALL). Please revise to indicate whether you have entered into new or
amended consignment agreements for extended periods as exhibits and amend your
disclosure to reflect the revised terms, or advise as to the status of these series.
       General

   2. Please revise the offering table on the cover page to indicate the initial qualification date and day in which offers
commenced for each of the fifteen series that you are amending, but not currently
offering. In addition, please clarify for us what you mean by your reference that these
offerings are "to commence immediately following qualification." To
 Ezra Levine
Collectable Sports Assets, LLC
March 4, 2022
Page 2
       the extent each of these offerings were not commenced within two calendar days after they were initially qualified, please explain why you believe these offerings comply with Rule 251(d)(3)(i)(F).
3. We note that you have lowered the total minimum offering amounts for the Series
       #KOUFAXPSA8 and #GRIFFEY89UPPERDECKSGCGOLD offerings, but continue to offer these Series. We also note that you intend to lower the total minimum offering
       amount for most of the fifteen series you are amending, but not currently offering. Please confirm whether any sales have been made under these offerings. To the extent you have made sales under these offerings, explain how you will comply with Exchange Act Rule
       10b-9.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264
with any other questions.



                                                             Sincerely,
FirstName LastNameEzra Levine
                                                             Division of
Corporation Finance
Comapany NameCollectable Sports Assets, LLC
                                                             Office of Trade &
Services
March 4, 2022 Page 2
cc:       Gary Brown
FirstName LastName